UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34439 / December 14, 2021

_____

In the Matter of

MVP PRIVATE MARKETS FUND
PORTFOLIO ADVISORS, LLC
PA SURF FUND, L.P.
PA MAC FUND, L.P.
PA-HAM ASIA INVESTMENT VEHICLE, L.P.
PORTFOLIO ADVISORS PRIVATE EQUITY FUND IX (OFFSHORE), L.P.
PORTFOLIO ADVISORS PRIVATE EQUITY FUND IX, L.P.
PA GROWTH & INCOME FUND, L.P.
PA GROWTH & INCOME FUND-A, L.P.
PAREF VI SECONDARIES FEEDER, L.P.
PA DIRECT CREDIT OPPORTUNITIES FUND II, L.P.
PA DIRECT CREDIT OPPORTUNITIES FUND II (OFFSHORE), L.P.
PORTFOLIO ADVISORS SECONDARY FUND III (OFFSHORE), L.P.
PA BLUE FUND, L.P.
PA PENNSYLVANIA CO-INVESTMENT FUND, L.P.
PORTFOLIO ADVISORS ASIA FUND IV, L.P
PORTFOLIO ADVISORS PRIVATE EQUITY FUND VIII (OFFSHORE), L.P.
PORTFOLIO ADVISORS CREDIT STRATEGIES FUND, L.P.
PORTFOLIO ADVISORS CREDIT STRATEGIES FUND (OFFSHORE), L.P.
PORTFOLIO ADVISORS SECONDARY FUND, L.P.
PA CO-INVESTMENT FUND IV (OFFSHORE), L.P.
PA CO-INVESTMENT FUND IV, L.P.
PA DIRECT CREDIT OPPORTUNITIES FUND III, L.P.
PA GP SOLUTIONS FUND (OFFSHORE), L.P.
PA GP SOLUTIONS FUND, L.P.
PA MAC FUND (OFFSHORE), L.P.
PA PALACE FEEDER FUND, L.P.
PA PALACE FUND, L.P.
PA PORTFOLIO ADVISORS SECONDARY FUND, L.P.
PA SENIOR CREDIT OPPORTUNITIES FUND, L.P.
PAREF VII CO-INVESTMENT FEEDER, L.P.
PAREF VII PRIMARIES FEEDER, L.P.
PAREF VII SECONDARIES FEEDER, L.P.
PAREF VIII CO-INVESTMENT FEEDER, L.P.
PORTFOLIO ADVISORS ASIA FUND VI, L.P.
PORTFOLIO ADVISORS ASIA SECONDARY FUND VII, L.P.
PORTFOLIO ADVISORS PRIVATE EQUITY FUND 2017 (OFFSHORE), L.P.

PORTFOLIO ADVISORS PRIVATE EQUITY FUND 2017, L.P.
PORTFOLIO ADVISORS PRIVATE EQUITY FUND 2019 (OFFSHORE), L.P.
PORTFOLIO ADVISORS PRIVATE EQUITY FUND 2019, L.P.
PORTFOLIO ADVISORS PRIVATE EQUITY FUND X (OFFSHORE), L.P.
PORTFOLIO ADVISORS PRIVATE EQUITY FUND X, L.P.
PORTFOLIO ADVISORS PRIVATE EQUITY FUND XI (OFFSHORE), L.P.
PORTFOLIO ADVISORS PRIVATE EQUITY FUND XI, L.P.
PORTFOLIO ADVISORS REAL ESTATE FUND VI, L.P.
PORTFOLIO ADVISORS REAL ESTATE FUND VII, L.P.
PORTFOLIO ADVISORS REAL ESTATE FUND VIII, L.P.
PORTFOLIO ADVISORS SECONDARY FUND IV (OFFSHORE), L.P.
and
PORTFOLIO ADVISORS SECONDARY FUND IV, L.P.

9 Old Kings Highway South
Darien, CT 06820

(812-15249)

_____

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

MVP Private Markets Fund, et al., filed an application on July 21, 2021, and amended on
September 2, 2021 and October 1, 2021, requesting an order under sections 17(d) and 57(i) of
the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain business development companies and
closed-end management investment companies (collectively, "Regulated Funds") to co-invest in
portfolio companies with each other and with affiliated investment funds and accounts.

On November 18, 2021, a notice of the filing of the application was issued (Investment
Company Act Release No. 34420). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by MVP Private Markets Fund, et al. (File No. 812-15249) is granted, effective immediately, subject to the conditions contained in the application, as amended.

       For the Commission, by the Division of Investment Management, under delegated authority.

                        J. Matthew DeLesDernier
                        Assistant Secretary